Exhibit 99.3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Kingsoft Cloud Holdings Limited

金山云控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 3896)

(Nasdaq Stock Ticker: KC)

PROPOSED ADOPTION OF 2026 SHARE INCENTIVE PLAN

The Board is pleased to announce that on March 25, 2026, the Board has resolved to propose the adoption of 2026 Share Incentive Plan. The 2026 Share Incentive Plan will constitute a share scheme under Chapter 17 of the Hong Kong Listing Rules and its provisions will comply with the requirements thereunder.

The purposes of 2026 Share Incentive Plan are to promote the success and enhance the value of the Company by linking the interests of the directors and employees of the Group, and service providers to those of the Shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to the Shareholders. The plan is further intended to provide flexibility to the Company in its ability to motivate, attract, and retain the services of the directors and employees of the Group, and service providers.

2026 Share Incentive Plan is conditional upon (i) passing of resolution(s) by the Shareholders at the general meeting to approve the adoption of 2026 Share Incentive Plan, and (ii) the Hong Kong Stock Exchange granting the approval for the listing of, and permission to deal in, the Shares to be allotted and issued in respect of any awards that may be granted in accordance with the terms and conditions of 2026 Share Incentive Plan.

As at the date of this announcement, save for the 2021 Share Incentive Plan adopted by the Company on November 15, 2021, the Company does not have any other subsisting share schemes that remain in force. In order to further optimise the Group’s share incentive arrangements and having taken into account the updates to the Hong Kong Listing Rules (including, without limitation, matters relating to treasury shares), the Board has resolved to adopt 2026 Share Incentive Plan in replacement of 2021 Share Incentive Plan. Upon the adoption of 2026 Share Incentive Plan, no further awards will be granted under 2021 Share Incentive Plan. However, the awards granted under the 2021 Share Incentive Plan prior to such adoption and which remain unvested or unexercised shall continue to be valid and effective for the purpose of giving effect to their vesting and exercise in accordance with their respective terms, and the subsisting rights of the relevant grantees thereunder shall not be affected.

GENERAL

A general meeting will be convened for the Shareholders to consider and, if thought fit, pass the resolutions to approve, among others, the adoption of 2026 Share Incentive Plan. A circular of the Company containing, among others, (i) the proposed adoption of 2026 Share Incentive Plan; (ii) the principal terms of 2026 Share Incentive Plan; and (iii) a notice of convening the general meeting, is expected to be published and/or despatched to the Shareholders in accordance with the requirements of the Hong Kong Listing Rules in due course.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context otherwise requires:

“2021 Share Incentive Plan”	the share incentive plan of the Company adopted on November 15, 2021, as amended from time to time with the latest amendments being made on December 20, 2022;

“2026 Share Incentive Plan”	The new share incentive plan of the Company proposed to be adopted at the general meeting;

“ADS(s)”	American Depositary Shares, each representing 15 Shares;

“Board”	the board of Directors;

“Company”	Kingsoft Cloud Holdings Limited, an exempted company with limited liability incorporated in the Cayman Islands on January 3, 2012, the ADSs of which were listed on Nasdaq in May 2020, and the ordinary Shares of which were listed on the main board of the Hong Kong Stock Exchange on December 30, 2022;

“Director(s)”	the director(s) of the Company;

“Group”	the Company, its subsidiaries and its consolidated affiliated entities from time to time;

“Hong Kong”	Hong Kong Special Administrative Region of the People’s Republic of China;

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time;

“Hong Kong Stock Exchange”	the Stock Exchange of Hong Kong Limited;

“Nasdaq”	the Nasdaq Global Select Market;

“Share(s)”	ordinary share(s) in the share capital of the Company with a par value of US$0.001 each;

“Shareholder(s)”	the holder(s) of the Share(s);

“treasury shares”	has the meaning as set out in the Hong Kong Listing Rules;

“%”	per cent.

By Order of the Board
Kingsoft Cloud Holdings Limited
Mr. Zou Tao
Chairman of the Board, Executive Director and acting Chief Executive Officer

Hong Kong, March 25, 2026

As at the date of this announcement, the Board comprises Mr. Zou Tao as chairman and executive Director, Mr. Qu Heng and Mr. Zhang Duo as non-executive Directors, and Mr. Yu Mingto, Mr. Wang Hang and Ms. Qu Jingyuan as independent non-executive Directors.

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